John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Golden Grain Energy, LLC
Form 10-K for the Year Ended October 31, 2016
Filed December 29, 2016
File No. 0-51177

Dear Mr. Cash:

We are in receipt of your letter dated August 28, 2017 providing comments on our Form 10-K for the year ended October 31, 2016. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Year Ended October 31, 2016

Financial Statements

2. Summary of Significant Accounting Policies - Investments, page 35
9. Investments, page 41

1.
You disclosed that you have less than a 20% investment interest in five companies in related industries. You indicate that these investments are being accounted for by the equity method of accounting. Please provide the following:

•
Given that you have less than a 20% investment interest in these companies, please tell us how you determined that you have the ability to exercise significant influence over the operating and financial policies of your investees. Please provide a comprehensive explanation that demonstrates your significant influence over your investees. Refer to ASC 323-10-15-6 through 15-8;

RESPONSE: For each of our investees, we are entitled to appoint a member of the board of managers, which based on ASC 323-10-15-6 is an indication of significant influence. Further, for each of these investments, we are one of the larger equity holders which is indicative of our ability to exercise significant influence. Further, ASC 272, Limited Liability Entities, concludes that limited liability companies generally have more in common with partnerships compared to corporations. As a result, the guidance related to limited partnerships is applicable to our investments. According to ASC 323-30-S99, the equity method of accounting is generally appropriate for limited partners in a limited partnership, except when the limited partner's interest in the limited partnership is minor. The ASC 323-30-S99 guidance identifies an investment of less than 3% to 5% to indicate a minor investment. Our investments in these limited liability companies each exceed 5%. Taking all of the guidance into consideration, we concluded that the equity method of accounting is appropriate for our investments.

•
With reference to your first sentence in Note 9 and Rule 4-08 of Regulation S-X, please address the appropriateness of providing "unaudited" financial information for your investments in Absolute Energy, Homeland Energy Solutions, Guardian Energy, Lawrenceville Tank and RPMG; and

RESPONSE: The "unaudited" terminology at the beginning of Note 9 is in reference only to the table summarizing all of the investments. The Guardian Energy and Homeland Energy tables have been subject to audit procedures (in addition to several of the investments included in the opening table of Note 9). We will remove the "unaudited" from future filings.

•
Please tell us what consideration you gave to whether separate financial statements of your 50% or less owned investees are required under Rule 3-09 of Regulation S-X. Please provide us with your significance calculations for each period presented.

RESPONSE: We applied the three tests as set forth in section 210.1-02(w) for determining whether any of our 50% or less investees were significant subsidiaries under Rule 3-09 of Regulation S-X. We determined that none of our investments triggered the additional disclosure for a significant subsidiary under Rule 3-09 of Regulation S-X. Our significance calculations for the last three fiscal years for each of these investees are set forth below.

* For the period ending October 31, 2016, the test determining income from the equity investment as a percent of Golden Grain Energy, LLC’s (GGE) income before income taxes is computed using an average of GGE’s income for the last five years under Section 210.1-02(w), Computations Note 2, which provides: “If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be submitted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.” GGE’s income for the period ended October 31, 2016 was approximately 33% lower than the average income for the last five years. GGE is a limited liability company, taxed as a partnership, so all income is presented before income taxes.

Homeland Energy Solutions, LLC Investment

	October 31, 2016 *	October 31, 2015	October 31, 2014
GGE's Carrying Asset of Equity Investment	$10,773,256	$11,262,440	$10,756,827
As a % of GGE's Total Assets	7.65%	8.15%	6.42%

Total Assets of Equity Investment	$202,145,147	$190,066,173	$183,913,645
GGE's Ownership Percentage	7.74%	7.74%	7.74%
Implied GGE Ownership	$15,646,034	$14,711,122	$14,234,916
As a % of GGE's Total Assets	11.12%	10.65%	8.50%

Income from Equity Investment	$2,005,816	$2,566,613	$5,404,141
As a % of GGE's Income	6.58%	8.03%	6.82%

Guardian Energy, LLC Investment

	October 31, 2016 *	October 31, 2015	October 31, 2014
GGE's Carrying Asset of Equity Investment	$—	$867,603	$9,401,287
As a % of GGE's Total Assets	—%	0.63%	5.61%

Total Assets of Equity Investment	$68,614,509	$70,705,859	$125,302,366
GGE's Ownership Percentage	10.66%	10.66%	10.66%
Implied GGE Ownership	$7,314,307	$7,537,245	$13,357,232
As a % of GGE's Total Assets	5.20%	5.46%	7.97%

Income from Equity Investment	$4,353,762	$2,360,158	$7,547,064
As a % of GGE's Income	14.28%	7.39%	9.52%

Other Investment One

	October 31, 2016 *	October 31, 2015	October 31, 2014
GGE's Carrying Asset of Equity Investment	$8,926,961	$9,901,463	$10,856,429
As a % of GGE's Total Assets	6.34%	7.17%	6.48%

Total Assets of Equity Investment	$136,702,184	$145,832,736	$159,538,187
GGE's Ownership Percentage	7.25%	7.25%	7.25%
Implied GGE Ownership	$9,910,908	$10,572,873	$11,566,519
As a % of GGE's Total Assets	7.04%	7.65%	6.90%

Income from Equity Investment	$1,571,099	$2,445,434	$4,915,750
As a % of GGE's Income	5.15%	7.65%	6.20%

Other Investment Two

	October 31, 2016 *	October 31, 2015	October 31, 2014
GGE's Carrying Asset of Equity Investment	$508,749	$535,886	$538,211
As a % of GGE's Total Assets	0.36%	0.39%	0.32%

Total Assets of Equity Investment	$5,326,814	$6,660,218	$5,382,110
GGE's Ownership Percentage	10.00%	10.00%	10.00%
Implied GGE Ownership	$532,681	$666,022	$538,211
As a % of GGE's Total Assets	0.38%	0.48%	0.32%

Income from Equity Investment	$172,863	$97,676	$(10,000)
As a % of GGE's Income	0.57%	0.31%	(0.01)%

Other Investment Three

	October 31, 2016 *	October 31, 2015	October 31, 2014
GGE's Carrying Asset of Equity Investment	$2,646,030	$3,058,641	$3,461,435
As a % of GGE's Total Assets	1.88%	2.21%	2.07%

Total Assets of Equity Investment	$146,820,617	$128,241,008	$119,076,545
GGE's Ownership Percentage	6.67%	7.14%	7.69%
Implied GGE Ownership	$9,792,935	$9,156,408	$9,156,986
As a % of GGE's Total Assets	6.96%	6.63%	5.46%

Income from Equity Investment	$144,359	$510,041	$327,660
As a % of GGE's Income	0.47%	1.60%	0.41%

Sincerely,

/s/ Christine Marchand

Christine Marchand
Chief Financial Officer